December 01, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:	Sharon Virga
Kyle Moffatt

Re: The Singing Machine Company, Inc. File No. 0-24968

Ladies and Gentlemen:

We are in receipt of your letter to The Singing Machine Company, Inc. (the “Company”) dated November 17, 2010.  Due to the recent holiday and conflict in key officers’ travel schedules we are requesting an additional 10 business days to provide your requested information.  We will respond to your letter no later than December 14, 2010.

Sincerely,

/s/ Gary Atkinson
Chief Executive Officer